Mail Stop 4561

September 5, 2008

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

>   **Re: Wachovia Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Period Ended June 30, 2008**
>   **Form 8-K filed August 15, 2008**

Dear Mr. Thompson:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. You state that 73% of the commercial loan portfolio and 99% of the consumer loan portfolio is either secured by collateral or guaranteed as of December 31, 2007. Please tell us if these percentages represent the number of loans secured by collateral or guaranteed, or the balance of loans secured by collateral or

guaranteed. If they represent the number of loans secured by collateral or guaranteed, please tell us and disclose how the loss exposure or the amount of the unsecured/unguaranteed for both the commercial and consumer loan portfolios and how such a balance was considered in determining the amount of the allowance for loan losses at December 31, 2007.

Financial Statements

Note 6: Loans, Net of Unearned Income, page 97

2. We note that you acquired a portfolio of payment option loans ("Pick-a-Payment loans") in connection with the Golden West merger and have continued to originate the Pick-a-Payment loans. Please tell us and revise future filings to disclose if these payment option loans reamortize to fully amortization loans upon reaching a cap of negative amortization or once a loan reaches a certain maturity. If these loans reamortize, please tell us and revise your future filings to disclose the volume of loans expected to recast in future periods.

Form 10-Q for the Period Ended June 30, 2008

Subprime-related, CMBS and Leveraged Finance Distribution Exposure, Net, page 8

3. We note your exposure to structured products and leveraged finance assets originally intended for distribution, which have been most exposed to market disruptions. Please revise future filings to disclose the balance of exposure where the underlying asset(s) is considered a Level 3 asset under SFAS 157, and the valuation techniques and inputs used to determine the amount of exposure disclosed.

Critical Accounting Policies, page 10

4. On page 11 you disclose that during the second quarter of 2008 you adjusted the model inputs for the Pick-a-Payment portfolio to include a more severe home price decline scenario and greater sensitivity to changes in borrowers' equity, which resulted in an increased cumulative credit loss output. Please tell us and revise future filings to quantify the impact of adjusting the model inputs to the credit loss output. Further, please tell us why these adjustments to the inputs were made in the second quarter of 2008.

5. We note your disclosure regarding your policy for testing goodwill for impairment and the related changes to your methodologies during the first and second quarters of 2008. Please respond to the following regarding those methodologies:

- Tell us and provide enhanced disclosure in future filings describing why you moved exclusively to a discounted cash flow methodology from the earnings multiple methodologies used in prior periods. Specifically, tell us how you concluded that this approach is more reflective of a market participant's view, and tell us whether you would always expect to use this methodology in the future given your belief it is more reflective of a market participant's view, or whether you only believe it is more reflective of a market participant's view given the current economic conditions.

- Please clarify how your discount rates "reflect current market capitalization plus a control premium". Specifically, consider providing an example illustrating how the discount rates were determined, and how they reflect a control premium. Please also tell us the control premium assumed.

- Please tell us why the discounted cash flow methodology used at December 31, 2007 to determine the fair value of your reporting units did not use a discount rate that factored in control premiums. Please explain why you believe the use of a discount rate that factors in a control premium is more appropriate in determining the fair value of the reporting unit.

- Please clarify why you added a third method, based on market multiples of peer companies adjusted to include a control premium, in the first quarter of 2008 in addition to the approach based on market multiples of peer companies not adjusted for control premiums. Specifically, explain why this approach is appropriate, or more consistent with fair value, than the approach used in prior periods that did not factor in a control premium.

- We note your disclosure on page 96 of your Business Segment footnote that states that provisions for credit losses are allocated to each core business segment in an amount equal to net charge-offs and any difference between the consolidated provision and the provision allocated to the segments is reflected in the Parent segment. Please confirm that when estimating the fair value of your reporting units, whether based on a market multiple or discounted cash flow approach, that you factor in all of the provision related to the loans contained in that segment, as opposed to solely being based on an amount equal to net charge-offs. If not, please tell us why you believe your methodology is appropriate, and tell us whether you believe that the use of an incurred loss model would result in a different conclusion about any goodwill impairment charge.

- Tell us whether you performed your goodwill impairment tests as of March 31, 2008 and June 30, 2008 using the methodology used as of December 31, 2007. If so, please tell us the results of those tests.

- Please tell us whether each of the changes in methodologies and approaches was discussed with your Audit Committee in advance of the change.

Corporate Results of Operations, page 14

6. We note that you do not explicitly assert your ability and intent to hold securities for a period of time sufficient for a recovery in value. Further, on page 16 you disclose your change in intent from holding certain securities to selling them in the near term and the $391 million of losses that ensued from the sale of underwater securities. Please tell us and revise future filings to address the following:

- If true, explicitly assert your ability and intent to hold securities for a period of time sufficient to allow recovery in value;

- Include a tabular breakdown of realized losses by category of underwater securities sold;

- Disclose the nature of the securities that were sold and the specific events that led you to change from your intent to hold them; and

- Discuss how this change in intent affects your overall intent and ability to hold securities for a period of time sufficient for a recovery in value.

Business Segments, page 18

7. Please tell us and disclose in future filings why you allocate the provision for credit losses based on net charge-offs for management reporting purposes. Specifically, please explain in more detail how the chief operating decision maker (CODM) uses the information in this format, and whether the CODM also receives additional supplemental information about the provision for credit losses for each of the business segments.

Loans, page 27

8. Your Pick-a-Payment loans are discussed at various places throughout the Form 10-Q, however we feel the risks and exposure related to these loans combined

with its significance to your portfolio warrants a complete and concise discussion of the product, the credit risk in the current environment, trends experienced, and loss mitigation strategies. Please consider revising future filings beginning with your next Form 10-Q to include a section dedicated to the Pick-a-Payment loan portfolio that more clearly addresses these items as well as provides the following:

- Average LTV of the Pick-a-Payment portfolio;

- Amount and percentage of customers that are making the minimum payment on their Pick-a-Payment loans;

- The extent of the use of "teaser rates" in the Pick-a-Payment portfolio;

- Amount and percentage of total Pick-a-Payment loans reserved for;

- The extent to which risk of loss on Pick-a-Payment loans is covered by mortgage insurance agreements and the nature of such agreements;

- Amount and percentage of Pick-a-Payment loans that have been refinanced; and

- Measurements of asset quality in terms of the total amount of pick-a-payment loans.

The disclosure should discuss any fluctuations and trends of such metrics over the periods presented and how such analysis has influenced your conclusion regarding asset quality of the portfolio.

<u>Asset Quality, page 28</u>

9. We note the net charge-offs of Pick-a-Payment loans has increased since the acquisition of the portfolio. Please tell us and revise future filings to disclose your loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend amortization, or extend reset dates; and how these loss mitigation strategies, if applied, will affect and have affected your loan receivable aging and loan performance status. Please specifically discuss the extent of modifications to date, both in terms of dollars and number of loans.

10. Please revise your allowance disclosures in future filings to more clearly describe how you take into account the additional risks associated with negative

amortization loans when computing your allowance for loan losses. Accordingly, please address the following:

- Discuss how you consider situations where a borrower's LTV is approaching or has exceeded 100% in determining the appropriate amount of your allowance;

- Specify whether you obtain updated appraisals or rely on the original collateral value when assessing the collectibility of Pick-a-Payment loans, and please clearly disclose what additional metrics you consider for these loans to mitigate the risk that the collateral value has decreased since origination.

- Discuss trends you have experienced in each of these areas in the first two bullets, as well as your expectations for the future.

11. On page 29 of your Form 10-Q you disclose the increase in consumer nonaccrual loans was driven in part by new nonaccruals related to nonbranch-originated Alt-A loans. Please revise future filings to disclose the amount of Alt-A loans and any other reduced documentation loans in your portfolio and to more clearly discuss the nature, as well as the exposure and risks related to these loans.

12. Please tell us and revise future filings to quantify and disclose the accounting policy for loan modifications and troubled debt restructurings, specifically Pick-a-Payment loans.

13. We note the following metrics regarding trends in non-performing assets and the allowance for loan losses:

- The ratio of your allowance to non-performing assets exceeded 200% during the previous two years. However, at December 31, 2007 and subsequent, this ratio was at or below 90%.

- You state on page 28 that nonperforming assets totaled approximately $11.9 billion or 2.41% of total loans and the allowance for loan losses amounted to $11.0 billion or 2.20% of total loans at June 30, 2008.

Please revise your future filings to discuss more specifically how you determined your allowance for loan losses was appropriate considering the trends in your non-performing loans reflected in these metrics.

Loans Held for Sale, page 32

14. We note the significant amount of loans transferred from held for sale to portfolio during the second half of 2007 ($2 billion) and the first quarter of 2008 ($6.9 billion). Please respond to the following:

- Please tell us and revise future filings to clarify why these particular loans transfers were made and the timing regarding the transfers. In this regard, we note your disclosure that the loans transferred were commercial, consumer real estate and auto loans, and that these same categories of loans are part of what you refer to as "core business activity" in this same section.

- Tell us the amount of the write down to fair value at the time of each of the transfers to portfolio. Please provide the amount of the write down by loan type (commercial, consumer real estate and auto loans) and provide a high level summary of the types of consumer loans transferred (i.e. pick-a-payment loans, Alt-A loans, etc).

- Tell us the methodologies used to determine the fair value of these loans on the transfer date. Please ensure your methodology outlines how any discount for the lack of liquidity was taken into consideration, or whether a liquidity discount was not necessary for these loans.

- Please clarify how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans. Please also tell us whether you sold or securitized any of the loans that were transferred to portfolio.

- Please tell us and disclose in future filings how you define "foreseeable future" as discussed in SOP 01-6 for each major category of loan that you hold for investment and explain whether your definition is consistent with your budgeting and forecasting processes.

- Your disclosures of transfers between Loans held-for-sale and Loans held-for-portfolio on page 66 is on a net basis. In future filings, please provide a quantification in gross terms.

Note 2: Securities, page 88

15. In light of the current trends in the market and trends experienced in your investment portfolio, in future filings beginning with your Form 10-Q for the period ended September 30, 2008, please quantify the investments that have been

in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.

16. We note your disclosure on page 88 and in Note 1 of your 2007 Form 10-K regarding how you assess whether there have been any events or economic circumstances to indicate that a security is impaired on an other-than-temporary basis. To the extent that you have securities assessed for impairment under EITF 99-20, please tell us the following:

- The nature and dollar amount of securities assessed for impairment under EITF 99-20; and

- How your policy for assessing impairment is different from your general stated policies on page 88 of your June 30, 2008 10-Q and in Note 1 of 2007 Form 10-K, specifically regarding intent and ability to hold the security until recovery, and consider providing any necessary clarifying disclosure in future filings.

Note 4: Variable Interest Entities and Servicing Assets, page 91

17. We note your disclosure regarding the Evergreen money market funds that you manage and do not consolidate them as of June 30, 2008. We also note your disclosure that there are certain circumstances under which a money market fund may be considered a variable interest entity and consolidated by the manager, but you do not provide any discussion of those circumstances. In the interest of increasing the transparency and clarity of your disclosure, please consider expanding this discussion to elaborate on the situations where the money market funds you manage may have to be consolidated, and discuss the likelihood of those events taking place.

18. We note your disclosure regarding your investment in four investment funds managed by European Credit Management Ltd. (ECM). You state that in January 2007 you purchased a majority interest in ECM, but also indicate that this did not alter your conclusion that the funds are not subject to consolidation. Please clarify whether you believe the four investment funds are variable interest entities, but just not subject to consolidation by ECM as they are not the primary beneficiary, or whether the funds are not variable interest entities. To the extent that the funds are variable interest entities, please also respond to the following:

- Tell us the condition(s) in paragraph 5 of FIN 46R that was met for the four investment funds;

- Tell us how ECM concluded they were not the primary beneficiary of the funds; and

- Tell us whether there have been any reconsideration events since January 1, 2007, and if so the nature of the reconsideration events and the results from the analysis, including whether any party actually consolidates the funds.

Form 8-K filed August 15, 2008

19. We note a $500 million pre-tax increase to legal reserves was recorded in the second quarter based on estimates and assumptions at the time of filing the Second Quarter Report on Form 10-Q on August 11, 2008. As announced on August 15, 2008, based on the terms of the global settlement agreement regarding auction rate securities, you expect to record an additional $275 million increase in legal reserves in the third quarter of 2008. Please tell us the date this was brought to your attention and describe the events from that date through August 15, 2008. Please separately describe the events that transpired from August 11, 2008 to August 15, 2008 that lead you to conclude an additional reserve of $275 million was needed and to be recorded during the third quarter rather than the second quarter of 2008.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief